SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

                           ----------

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 6)


                       CPT Holdings, Inc.
                        (Name of Issuer)


             Common Stock, par value $.05 per share
                 (Title of Class of Securities)


                           126-160407
                         (CUSIP Number)


                  William L. Remley, President
                 Trinity Investment Corporation
                          1430 Broadway
                           Suite 1300
                    New York, New York  10018
                         (212) 391-1392

                          with copy to

                     Gary R. Siegel, Esquire
                      Tucker, Flyer & Lewis
                   a professional corporation
                       1615 L Street, N.W.
                            Suite 400
                     Washington, D.C.  20036
                         (202) 452-8600

          (Name, address and telephone number of person authorized to receive notices and communications)


                          May 30, 1996
     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].

                 (Continued on following pages)

                      (Page 1 of __ Pages)

CUSIP No. 126-160407           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Trinity Investment Corp.
     I.R.S. No. 13-3807699

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER                        7.   SOLE VOTING POWER
OF                                 - 0 -
SHARES                        8.   SHARED VOTING POWER
BENEFICIALLY                       2,372,500
OWNED BY                      9.   SOLE DISPOSITIVE POWER
EACH                               - 0 -
REPORTING PERSON              10.  SHARED DISPOSITIVE POWER
WITH                               2,372,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,372,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.27%

14.  TYPE OF REPORTING PERSON*

     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 126-160407           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ascott Wing, Inc.
     I.R.S. No. 52-1787171

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*



5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER                        7.   SOLE VOTING POWER
OF                                 - 0 -
SHARES                        8.   SHARED VOTING POWER
BENEFICIALLY                       604,586
OWNED BY                      9.   SOLE DISPOSITIVE POWER
EACH                               - 0 -
REPORTING PERSON              10.  SHARED DISPOSITIVE POWER
WITH                               604,586

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     604,586

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.87%

14.  TYPE OF REPORTING PERSON*

     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 126-160407           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Halton House Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*



5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas

NUMBER                        7.   SOLE VOTING POWER
OF                                 - 0 -
SHARES                        8.   SHARED VOTING POWER
BENEFICIALLY                       2,977,086
OWNED BY                      9.   SOLE DISPOSITIVE POWER
EACH                               - 0 -
REPORTING PERSON              10.  SHARED DISPOSITIVE POWER
WITH                               2,977,086

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,977,086

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     78.14%

14.  TYPE OF REPORTING PERSON*

     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 126-160407           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     The Halton Declaration of Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*



5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas

NUMBER                        7.   SOLE VOTING POWER
OF                                 - 0 -
SHARES                        8.   SHARED VOTING POWER
BENEFICIALLY                       2,977,086
OWNED BY                      9.   SOLE DISPOSITIVE POWER
EACH                               - 0 -
REPORTING PERSON              10.  SHARED DISPOSITIVE POWER
WITH                               2,977,086

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,977,086

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     78.14%

14.  TYPE OF REPORTING PERSON*

     OO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 126-160407           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Bahamas Protectors, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*



5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas

NUMBER                        7.   SOLE VOTING POWER
OF                                 - 0 -
SHARES                        8.   SHARED VOTING POWER
BENEFICIALLY                       2,977,086
OWNED BY                      9.   SOLE DISPOSITIVE POWER
EACH                               - 0 -
REPORTING PERSON              10.  SHARED DISPOSITIVE POWER
WITH                               2,977,086

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,977,086

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     78.14%

14.  TYPE OF REPORTING PERSON*

     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This Amendment No. 6 to Schedule 13D (this "Schedule 13D"), which is being submitted pursuant to Rule 101(a)(2)(ii) of Regulation S-T, promulgated under the Securities Exchange Act of 1934, as amended, amends and restates in its entirety the statement on Schedule 13D, as amended, filed with the Securities and Exchange Commission on February 18, 1993, on behalf of Trinity Investment Corp., a Delaware corporation, relating to the Common Stock, par value $.05 per share (the "Common Stock"), of CPT Holdings, Inc., a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1430 Broadway, Suite 1300, New York, New York 10018.

Item 2.   Identity and Background.

          (a), (b), (c), (f) This Schedule 13D is filed jointly on behalf of Trinity Investment Corp., a Delaware corporation
("Trinity"), Ascott Wing, Inc., a Delaware corporation
("Ascott"), Halton House Ltd., a Bahamas corporation ("Halton
House"), The Halton Declaration of Trust, a Bahamas trust
("Halton Trust") and Bahamas Protectors, Ltd., a Bahamas corporation ("Protectors").

          Trinity's business address is 1430 Broadway, 13th
Floor, New York, New York 10018. The executive officers and directors of Trinity are:

          William L. Remley, President and Director.  Mr.
Remley's business address is 1430 Broadway, 13th Floor, New York,
New York 10018.  Mr. Remley is a citizen of the United States.

          Richard L. Kramer, Vice President, Secretary, Co-
Director and Chairman of the Board. Mr. Kramer's business address is 1430 Broadway, 13th Floor, New York, New York 10018.
Mr. Kramer is a citizen of the United States.

          Ascott's business address is 1430 Broadway, 13th Floor,
New York, New York 10018. The executive officers and directors of Ascott are:

          William L. Remley, President and Director.  Mr.
Remley's business address is 1430 Broadway, 13th Floor, New York,
New York 10018.  Mr. Remley is a citizen of the United States.

          Richard L. Kramer, Vice President, Secretary, Co-
Director and Chairman of the Board. Mr. Kramer's business address is 1430 Broadway, 13th Floor, New York, New York 10018.
Mr. Kramer is a citizen of the United States.

          Halton House's business address is c/o Coutts & Co.
(Bahamas) Ltd., P.O. Box N7788, West Bay Street, Nassau, Bahamas.
The executive officers and directors of Halton House are:

          William L. Remley, President and Director.  Mr.
Remley's business address is 1430 Broadway, 13th Floor, New York,
New York 10018.  Mr. Remley is a citizen of the United States.

          Richard L. Kramer, Vice President, Secretary, Co-
Director and Chairman of the Board. Mr. Kramer's business address is 1430 Broadway, 13th Floor, New York, New York 10018.
Mr. Kramer is a citizen of the United States.

          Halton Trust's business address is c/o Coutts & Co.
(Bahamas) Ltd., P.O. Box N7788, West Bay Street, Nassau, Bahamas.

          Protectors' business address is Charlotte House, Charlotte Street, P.O. Box N-341, Nassau, Bahamas. The executive officers and directors of Protectors are:

          Peter B. Evans, President and Director. Mr. Evans' business address is Charlotte House, Charlotte Street, P.O. Box
N-341, Nassau, Bahamas.  Mr. Evans is a citizen of the United
States.

          Adrian Crosby-Jones, Secretary, Treasurer and Director.
Ms. Crosby-Jones' business address is Charlotte House, Charlotte
Street, P.O. Box N-341, Nassau, Bahamas. Ms. Crosby-Jones is a citizen of the United States.

          Roger Carpenter, Director. Mr. Carpenter's business address is Charlotte House, Charlotte Street, P.O. Box N-341,
Nassau, Bahamas.  Mr. Carpenter is a citizen of the United
States.

          (d), (e) During the past five years, none of Trinity, Ascott, Halton House, Halton Trust, Protectors (collectively, the "Reporting Persons") and the individuals described above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The $6,730,000 loaned by Trinity to the Issuer, as reported in Items 4 and 6 of this Schedule 13D, was obtained by Trinity from the A.J. 1989 Trust pursuant to a certain loan and security agreement dated February 1, 1995 by and among Trinity, the Issuer and the A.J. 1989 Trust (the "AJ Loan Agreement"), which was previously attached as Exhibit 4.1 to this Schedule 13D and is incorporated herein by reference. Trinity understands that the funds loaned to Trinity pursuant to the AJ Loan Agreement were funds of the A.J. 1989 Trust.

          The $1,000,000 loaned (or to be loaned) by Trinity to Issuer, as reported in Items 4 and 6 of this Schedule 13D, was obtained by Trinity from the A.J. 1989 Trust pursuant to the AJ
Loan Agreement.

Item 4.   Purpose of Transaction.

          On April 5, 1995, Trinity loaned to the Issuer the principal amount of $6,730,000 pursuant to a Credit Agreement dated as of April 1, 1995, by and between Trinity and the Issuer (the "1995 Credit Agreement"), which is described in Item 6 of this Schedule 13D. In connection therewith, Trinity received from the Issuer a Common Stock Purchase Warrant executed by the Issuer and dated as of April 1, 1995 (the "April 1995 Warrant") pursuant to which Trinity may acquire up to two million (2,000,000) shares of Common Stock at an initial exercise price of $1.00 per share. Copies of the 1995 Credit Agreement and the April 1995 Warrant were previously attached to this Schedule 13D as Exhibits 4.2 and 4.6, respectively, and are incorporated herein by reference. In the AJ Loan Agreement and in connection with the 1995 Credit Agreement, the Issuer pledged 14,000 shares of common stock of J&L Holdings Corporation (formerly known as Brighton Electric Steel Casting Company) to the AJ 1989 Trust and to Trinity, respectively.

          On February 1, 1996, Trinity agreed to loan to the Issuer up to a maximum principal amount of $1,000,000 pursuant to a Line of Credit Agreement dated as of February 1, 1996, by and between Trinity and the Issuer (the "1996 Credit Agreement") which is described in Item 6 of this Schedule 13D. In connection therewith, Trinity received from the Issuer a Common Stock Purchase Warrant No. 3 executed by the Issuer and dated February 1, 1996 (the "February 1996 Warrant"), pursuant to which Trinity may acquire after July 30, 1996, up to Three Hundred Thousand (300,000) shares of Common Stock at an initial exercise price of Four Dollars ($4.00) per share. Copies of the 1996 Credit Agreement and the February 1996 Warrant are attached as Exhibits
6.2 and 6.5, respectively, and are incorporated herein by reference.

          Trinity intends to continue to evaluate the Issuer's financial position and business, future developments, market conditions, the price of the Issuer's securities in trading markets and other factors. Trinity may, from time to time, purchase shares of Common Stock or other securities of the Issuer, exercise all or a portion of the April 1995 Warrant and the February 1996 Warrant or sell or otherwise dispose of all or a portion of the securities of the Issuer over which Trinity then exercises dispositive power. Such transactions, if any, may occur in the open market or otherwise.

          Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or could result in any of actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a), (b) The following table sets forth information with respect to shares of Common Stock beneficially owned by each of the Reporting Persons:

               Aggregate
               Number of
               Shares                             Sole Power
               Beneficially        Percentage     to Vote or
Name           Owned               of Class<F1>   Direct Vote
_________________________________________________________________

Ascott         604,586             15.87%         - 0 -

Trinity        2,372,500           62.27%         - 0 -

Halton House   2,977,086<F2>       78.14%         - 0 -

Halton Trust   2,977,086<F2>       78.14%         - 0 -

Protectors     2,977,086<F3>       78.14%         - 0 -


                                                  Shared
                                   Sole Power     Power
               Shared Power        to Dispose     to Dispose
               to Vote or          or Direct      or Direct
Name           Direct Vote         Disposition    Disposition
_________________________________________________________________

Ascott         604,586             - 0 -          604,586

Trinity        2,372,500           - 0 -          2,372,500

Halton House   2,977,086           - 0 -          2,977,086

Halton Trust   2,977,086           - 0 -          2,977,086

Protectors     2,977,086           - 0 -          2,977,086

          <F1> Computed on the basis of 1,510,084 shares of
Common Stock outstanding, assuming that all shares of Common Stock issuable pursuant to the Amended Plan of Reorganization of CPT Corporation (submitted and made effective in a Chapter 11 proceeding concerning the predecessor of the Issuer) and held in escrow arrangements, and all 2,300,000 shares of Common Stock underlying Warrants held by Trinity, which is a subsidiary of Halton House, are deemed to be outstanding.

          <F2> Includes shares of Common Stock owned by Ascott
and Trinity and 2,300,000 shares of Common Stock underlying Warrants held by Trinity as to which Halton House and Halton Trust may be deemed to have voting and investment power.
Although Halton Trust holds ten percent (10%) of the interest in Halton House as nominee for another trust, Halton Trust currently exercises voting and investment power with respect thereto.

          <F3> Includes shares of Common Stock owned by Ascott
and Trinity and 2,300,000 shares of Common Stock underlying Warrants held by Trinity, as to which Protectors, as protector of Halton Trust, may be deemed to have voting and investment power.

          (c) As described in Items 4 and 6 of this Schedule 13D, the Issuer issued and delivered to Trinity on April 5, 1995 the April 1995 Warrant, pursuant to which Trinity may acquire up to two million (2,000,000) shares of Common Stock at an initial exercise price of $1.00 per share.

          As described in Item 4 of this Schedule 13D, the Issuer delivered to Trinity on February 1, 1996, the February 1996
Warrant, pursuant to which Trinity may acquire up to three hundred thousand (300,000) shares of Common Stock after July 30, 1996 at an exercise price of $4.00 per share.

          (d), (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          Both Trinity and Ascott are wholly owned by Halton House. Halton Trust owns ninety percent (90%) of the shares of Halton House. Protectors is the protector of Halton Trust. All powers with respect to investment or voting of securities beneficially owned by Halton Trust are exercisable by Protectors.

          On April 5, 1995, Trinity loaned $6,730,000 to the Issuer pursuant to the 1995 Credit Agreement. In connection therewith, the Issuer issued and delivered to Trinity (i) a debenture in the face amount of $6,730,000 (the "Debenture"),
(ii) a security agreement (pledge) dated as of April 1, 1995 by and between the Issuer and Trinity (the "Security Agreement"),
(iii) a Warrant Purchase Agreement dated as of April 1, 1995 by and between the Issuer and Trinity (the "1995 Warrant Agreement") and (iv) the April 1995 Warrant. Copies of these documents have previously been filed as exhibits with the Commission, and are reincorporated herein by reference. Any description of these documents is qualified in its entirety by reference to such exhibits.

          The Debenture

          The Debenture evidences the Issuer's obligation to pay to Trinity up to $6,730,000 (or such lesser amount as has been advanced thereunder), plus interest, not later than December 15, 2002. The Debenture provides that interest accrues on the unpaid principal balance at the rate of thirteen percent (13%) prior to the occurrence of an event of default, and that such interest is payable semi-annually commencing on September 30, 1995. Payment by the Issuer of the indebtedness evidenced by the Debenture is secured by a pledge by the Issuer of 14,000 shares of common stock of J&L Holdings Corporation (formerly known as Brighton Electric Steel Casting Company) pursuant to the Security Agreement. Such shares of J&L Holdings Corporation constitute in excess of eighty percent (80%) of the outstanding shares of voting securities of such corporation. The Security Agreement provides that such security interest is subordinate to the interest granted by the Issuer to the A.J. 1989 Trust pursuant to the AJ Loan Agreement.

          The April 1995 Warrant

          The April 1995 Warrant grants to Trinity the right to purchase up to 2,000,000 shares of Common Stock at an exercise price of $1.00 per share. Trinity's rights to acquire such shares of Common Stock pursuant to the April 1995 Warrant are exercisable at any time on or before March 31, 2005. Trinity's rights to acquire such shares of Common Stock pursuant to the April 1995 Warrant are transferrable in certain circumstances, in accordance with the terms of the April 1995 Warrant and the 1995 Warrant Agreement.

          The 1995 Warrant Agreement

          The 1995 Warrant Agreement provides, among other things, that Trinity, any persons or entities to which Trinity properly transfers the April 1995 Warrant or any holder of shares of Common Stock acquired upon exercise of the Warrant shall be entitled to (i) receive from the Issuer such financial statements and information as it or they may request, (ii) visit and inspect any of the assets or properties owned or leased by the Issuer or its subsidiaries and (iii) examine the books and records of the Issuer.

          The AJ Loan Agreement

          The AJ Loan Agreement provides that the A.J. 1989 Trust will loan to Trinity up to $10,900,000 (increased from $10,500,000 in 1995 by that certain Allonge to Promissory Note dated as of April 20, 1995, a copy of which is attached hereto as
Exhibit 6.6 and is incorporated herein by reference) for the purposes of (i) loaning to the Issuer up to $7,500,000 to satisfy certain debts of the Issuer and to fund the Issuer's capital contribution to J&L Holdings Corporation and (ii) making other loans or acquiring assets for the purpose of investment or production of profit or income to or from the Issuer or other entities or persons, with the consent of the A.J. 1989 Trust. As funds loaned to Trinity by the A.J. 1989 Trust pursuant to the AJ Loan Agreement will directly or indirectly benefit the Issuer, it joined in the AJ Loan Agreement to pledge to the A.J. 1989 Trust 14,000 shares of Brighton Electric Steel Casting Company, which constitute in excess of eighty percent (80%) of the outstanding shares of voting securities of such corporation. The AJ Loan Agreement provides that Trinity pledges to the A.J. 1989 Trust all of its right and interest in the 1995 Credit Agreement, the Debenture and the Security Agreement, the 1995 Warrant Purchase Agreement and the April 1995 Warrant. All indebtedness of Trinity to the A.J. 1989 Trust pursuant to the AJ Loan Agreement is due and payable not later than January 31, 2005.

          On February 1, 1996, Trinity agreed to loan up to $1,000,000 to the Issuer pursuant to the (i) Promissory Note (Line of Credit) in the face amount of $1,000,000 (the "Note"),
(ii) Warrant Purchase Agreement dated as of February 1, 1996, by and between the Issuer and Trinity (the "1996 Warrant Agreement") and (iii) the February 1996 Warrant. Copies of the 1996 Credit Agreement, the Note, the 1996 Warrant Agreement and the February 1996 Warrant are attached as Exhibits 6.2, 6.3, 6.4 and 6.5 hereto, respectively, and are incorporated herein by reference. The following descriptions of certain provisions thereof are qualified in their entirety by reference to such exhibits.

     The Note

     The Note evidences the Issuer's obligation to pay to Trinity up to $1,000,000 (or such lesser amount as has been advanced thereunder), plus interest, not later than December 15, 2002.
The Note provides that interest accrues on the unpaid principal balance at the rate of thirteen percent (13%) prior to the occurrence of an event of default, and that such interest is payable semi-annually commencing on April 1, 1996.

     The February 1996 Warrant

     The February 1996 Warrant grants to Trinity the right to purchase up to 300,000 shares of Common Stock at an exercise price of $4.00 per share. Trinity's rights to acquire such shares of Common Stock pursuant to the February 1996 Warrant are exercisable at any time after July 30, 1996 and on or before January 31, 2006. Trinity's rights to acquire such shares of Common Stock pursuant to the February 1996 Warrant are transferrable in certain circumstances in accordance with the terms of the February 1996 Warrant and the 1996 Warrant Agreement.

     The 1996 Warrant Agreement

     The 1996 Warrant Agreement provides, among other things, that Trinity, any persons or entities to which Trinity properly transfers the February 1996 Warrant or any holder of shares of Common Stock acquired upon exercise of the February 1996 Warrant shall be entitled to (i) receive from the Issuer such financial statements and information as it or they may request, (ii) visit and inspect any of the assets or properties owned or leased by the Issuer or its subsidiaries and (iii) examine the books and records of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 6.1.   Joint Filing Agreement.

          Exhibit 6.2.   Line of Credit Agreement dated as of
February 1, 1996, by and between Trinity Investment Corporation and CPT Holdings, Inc.

          Exhibit 6.3.   Promissory Note (Line of Credit) issued
by CPT Holdings, Inc. in the face amount of $1,000,000 payable to the order of Trinity Investment Corporation.

          Exhibit 6.4.   Warrant Purchase Agreement dated as of
February 1, 1996, by and between Trinity Investment Corporation and CPT Holdings, Inc.

          Exhibit 6.5.   Common Stock Purchase Warrant No. 3 of
CPT Holdings, Inc. dated as of February 1, 1996, and issued to Trinity Investment Corporation.

          Exhibit 6.6    Allonge to Promissory Note dated as of
April 20, 1995, by and between Trinity Investment Corp. and the
A.J. 1989 Trust.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     June 3, 1996
                                                           (Date)

                                                ASCOTT WING, INC.

                                            /s/ William L. Remley
                                                      (Signature)

                                                William L. Remley
                                                        President
                                                     (Name/Title)

                                   TRINITY INVESTMENT CORPORATION


                                            /s/ William L. Remley
                                                      (Signature)

                                                William L. Remley
                                                        President
                                                     (Name/Title)

                                                HALTON HOUSE LTD.

                                            /s/ William L. Remley
                                                      (Signature)

                                                William L. Remley
                                                        President
                                                     (Name/Title)

                                  THE HALTON DECLARATION OF TRUST

                                 By:  BAHAMAS PROTECTORS, LTD. as
                                          Protector of the Halton
                                             Declaration of Trust

                                                   /s/ P.B. Evans
                                                      (Signature)

                                                       P.B. Evans
                                                         Director
                                                     (Name/Title)

                                         BAHAMAS PROTECTORS, LTD.

                                                   /s/ P.B. Evans
                                                      (Signature)

                                                       P.B. Evans
                                                         Director
                                                     (Name/Title)


                          Exhibit Index

               Exhibit                                       Page

6.1  Joint Filing Agreement                                    17

6.2  Line of Credit Agreement dated as of
     February 1, 1996, by and between Trinity
     Investment Corporation and CPT Holdings, Inc.             19

6.3. Promissory Note (Line of Credit) issued by
     CPT Holdings, Inc. in the face amount of
     $1,000,000 payable to the order of Trinity
     Investment Corporation.                                   43

6.4. Warrant Purchase Agreement dated as of
     February 1, 1996, by and between Trinity
     Investment Corporation and CPT Holdings, Inc.             47

6.5. Common Stock Purchase Warrant No. 3 of CPT
     Holdings, Inc. dated as of February 1, 1996,
     and issued to Trinity Investment Corporation.             55

6.6. Allonge to Promissory Note dated as of
     April 20, 1995, by and between Trinity
     Investment Corp. and the A.J. 1989 Trust.                 70